

May 9, 2007

<u>Via facsimile to ((612) 977-8650) and U.S. Mail</u>

Alec C. Sherod, Esq.
Briggs and Morgan, P.A.
2400 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

> **Re: Amended Schedule 13E-3**
> **Filed April 24, 2007**
> **File No. 005-19938**

Dear Mr. Sherod:

We have reviewed the above filing for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Amended Schedule 13E-3</u>
<u>Introduction</u>

1.   Please disclose the substance of your response to prior comment 1 in an appropriate location in your disclosure statement.

<u>Revised Disclosure Statement</u>

<u>Cover Letter</u>

2.   With a view toward revised disclosure, please tell us why you have deleted the penultimate sentence in the third paragraph of this cover letter.

<u>Special Factors</u>

3.   We disagree with your response to prior comment 7 and we reissue it.

Background of the Transaction, page 8

4.   We reissue comment 8 with respect to your indirect costs.

5.   We reissue comment 10 with respect to the special committee's duties and the scope of its authority.

Revaluation of Share Price, page 10

6.   Disclose the reasons for the lack of communications between the company and the individual that approached Mr. Kives at the MIDEM conference with an indication of interest for the company's music catalog. We note Mr. Kives's belief that the indication of interest was "serious and credible."

7.   We note that Mr. Kives believed the music catalog is worth between $12 and $18 million. In light of this, please tell us why your hypothetical orderly liquidation analysis only considered the value of the catalog to be $15 million. Additionally, disclose whether the special committee or the board considered increasing the consideration to be paid to cashed out security holders on the basis of Mr. Kives's opinion that the upper end of the range of the value of the music catalog is $18 million. We note that if the company had used the $18 million amount to value the catalog, the consideration to cashed out security holders may have tripled. Finally, we note your disclosure in the first bullet point of page 15 that the special committee specifically considered Mr. Kives's opinions as to the value of the music catalog.

Reasons for the Transaction, page 13

8.   We reissue comment 15. We note that you anticipate the number of record holders to decreased from 1,421 to 22 as a result of the going private transaction.

Factors Considered by the Special Committee, page 15

9.   We reissue comment 16 as we are unable to locate revisions in response to our comment, except for the express adoption of the committee's analysis and conclusions by the filing persons other than the company.

10.   We reissue comment 18. While compliance with state corporate law is positive for your security holders, you must address the procedural fairness of the transaction to unaffiliated security holders given the disclosure in the first three bullet points of the adverse factors discussion on pages 15-16. Refer to Item 1014(c)-(e) of Regulation M-A.

Opinion of Craig-Hallum – Comparable Public Company Analysis, page 22

11.   With respect to the comparable multiples in the second table on page 22, please tell us why some of the multiples changed from your previous filing and tell us supplementally, with a view toward revised disclosure, where the EV/CFY Estimated Revenue multiples appear on Craig-Hallum's report filed as an exhibit to Schedule 13E-3. In this respect, we note that different multiples appear on page 26 of the December 26 Craig-Hallum report. Finally, given the exclusion of the Digital Music Group CFY EBITDA multiple, it appears that the EV/CFY Estimated EBITDA multiple disclosed is based only on the information for Madacy Entertainment: please disclose this and what effect this had on Craig-Hallum's opinion and the special committee's consideration of this analysis' results.

Financial and Other Information, page 27

12.   Please show in the projections table on page 28 how one arrives at the debt-free cash flows used in Craig-Hallum's discounted cash flows analysis from the Estimated NOPAT amounts.

*   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions